Exhibit 3.1

Amendment of Bylaws

WHEREAS, the Corporation’s board of directors deems it advisable and in the best interests of the Corporation to have the right and authority to retain the services of former directors of the Corporation on an advisory basis, and desires to amend the bylaws of the Corporation to provide accordingly for the designation of Directors Emeritus and a Chairman Emeritus; and

WHEREAS, Article IX, Section 1 of the bylaws of the Corporation provides that the board of directors may amend the bylaws of the Corporation when such power is conferred upon the board by the certificate of incorporation of the Corporation; and

WHEREAS, Section 6 of the Corporation’s certificate of incorporation provides that the board is expressly authorized to “make, alter or repeal the by-laws of the corporation;”

NOW, THEREFORE, BE IT RESOLVED, that the board of directors amends Article III of the bylaws of the Corporation to add the following heading and new Section 15 after Section 14 therein, as follows:

DIRECTORS EMERITUS AND CHAIRMAN EMERITUS

Section 15. The board of directors may, from time to time in its discretion, by majority vote, designate one or more of its former directors a Director Emeritus or, in the case of a former Chairman of the Board, one Chairman Emeritus. Each such designation shall be for a one-year term or until such Director Emeritus’ or Chairman Emeritus’ earlier death, resignation, retirement or removal (for any reason or no reason by a majority of the board of directors). Each Director Emeritus and Chairman Emeritus may be re-appointed for one or more additional one-year terms. Directors Emeritus and the Chairman Emeritus shall provide such advisory services to the board and its committees as requested from time to time by the board. Directors Emeritus and the Chairman Emeritus may attend board meetings as and when invited by the board and attend meetings of any committee of the board as and when invited by the committee, but they shall not be entitled to notice of any such meetings or to vote or be counted for quorum purposes at any such meetings. If present, Directors Emeritus and the Chairman Emeritus may participate in the discussions occurring at such meetings. Any person holding the position of Director Emeritus or Chairman Emeritus shall not be considered a director or officer for any purpose, including the corporation’s Certificate of Incorporation and bylaws, applicable federal securities laws and the General Corporation Law of the State of Delaware, as it may be amended (the “DGCL”), and a Director Emeritus or Chairman Emeritus shall have no power or authority to manage the affairs of the Company. Directors Emeritus and the Chairman Emeritus shall not have any of the responsibilities or liabilities of a director or officer of the corporation under the DGCL, nor any of a director’s or officer’s rights, powers or privileges in their capacities as Directors Emeritus or Chairman Emeritus. Reference in these bylaws to “directors” or “officers” shall not mean or include Directors Emeritus or the Chairman Emeritus. Directors Emeritus and the Chairman Emeritus will be entitled to receive fees for such service in such form and amount as approved by the board of directors, and shall be reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the board and its committees. Directors Emeritus and the Chairman Emeritus shall remain subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, and shall remain subject to all of the corporation’s policies applicable to directors. A Director Emeritus and the Chairman Emeritus shall be entitled to benefits and protections in accordance Article VII of these bylaws (“Indemnification of Officers, Directors, Employees and Agents; Insurance”).